EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

February 16, 2021

AVINO KICKS OFF 2021 DRILL PROGRAM. A BUSY YEAR AHEAD

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) has commenced its 2021 drill program and is pleased to provide details on a number of important programs that are planned for the year ahead.

“We are excited to commence the 2021 drill campaign at the Avino property with a 12,000 metre program. After a period of compiling data, we are now ready to drill the first phase of promising targets that we believe will help us expand the mineralized footprint at Avino”, said David Wolfin, President and CEO. “Our current priorities are to focus on confirming continuity of mineralized trends in veins on the property, and test areas with known historic high grade zones that could add to Avino’s future production profile.”

2021 DRILL PROGRAM

The Avino property comprises 1,104 hectares (2,728 acres) with significant underexplored areas remaining. The two-fold objectives of the drill program are to locate new mineralized zones within the property and to confirm continuity of mineralization in the current Avino ET production area.

Phase 1 of the drill program will be focused on the El Trompo Vein, the Santiago Vein, the Avino ET Area (below Level 17), and Avino West (below Levels 9 & 17).

Proposed Drilling:

•	El Trompo Vein – 2,000 metres
•	Santiago Vein – 3,000 metres
•	Avino ET Area (below Level 17) – 2,500 metres
•	Avino West (below Levels 9 & 17) – 4,500 metres

The El Trompo

The El Trompo Vein is a priority target as it is an offshoot of the Avino Vein, which has been one of the feeder veins for the Company’s milling complex. Historical data indicates there are high grade areas within the vein over considerable widths, and there is underground infrastructure adjacent to the vein, which would allow easy access for mining. The structure has already been exposed and developed on the upper levels in the ET Area of the Avino Vein. Drilling on this vein will be from surface in order to confirm continuity of the mineralization at depth.

Avino Vein – ET Area (Below Level 17) and Avino West (Below Levels 9 & 17)

The Avino Vein is open on strike to the west, as well as at depth, and the planned drilling is designed to follow the continuity of mineralization in both directions.

Furthermore, production data from previous mine development shows that the copper grade increases at depth.

Avino has not tested the area to the west of the current mining area, as it sits below the active tailing dam and mining would be prohibitive. However, once the dry stack tailing project is operational, the current tailings storage facility would be decommissioned, allowing for mining in this new area in the near to medium term.

February 16, 2021

Avino Silver & Gold Mines Ltd. – News Release

Avino Kicks Off 2021 Drill Program. A Busy Year Ahead

Santiago Vein

The Santiago vein sits in the Avino mining district and intersects the San Gonzalo vein in an area of narrow veins that average 1 to 2 metres in width with mineralization that appears consistent with the high grade San Gonzalo silver-gold mineralization. The San Gonzalo mine previously produced 6 million ounces of silver equivalent until closing in 2019. We will be testing the continuity of the Santiago vein as the current thinking suggests a displacement due to the San Gonzalo fault. This target will be drilled from surface. Because of the close proximity to San Gonzalo underground infrastructure, mining access would be relatively easy assuming significant resources are found.

The Company owns two drills that have been refurbished over the last two months and are now mobilized to begin drilling. The benefit of owning our own drills is that we can drill at a lower cost compared to hiring outside contractors. Such savings provide for a larger drill program.

COVID-19 Protocols

The Company continues to implement its COVID-19 safety protocol plan at site to ensure the safety of employees and the communities surrounding the Avino mine property. Our drill program is utilizing employees who live locally and require minimal travel to and from the mine site.

AVINO MINE - A busy Year Ahead

Exploration Budget

During the year, we plan to allocate significant resources towards a multi-phased drilling program, with approximately 12,000 metres planned in Phase 1 of drilling at the Avino property. Phase 1 will target several areas of the Avino property including the Avino Vein, the Santiago Vein and the El Trompo Vein. Future exploration targets may not be limited to these three areas, and during the year our priority targets may change if geological interpretations on other areas present enhanced opportunity. We are currently working on increasing the exploration program with details to be released once an increase in budget is approved.

In addition to the exploration budget, Avino has allocated capital for the following areas:

Dry Stack Tailings

The dry stack tailings project is well underway for its permitted tailings storage facility which we refer to as TSF #2. We expect this project to be completed during Q3 2021 and it will add an additional 8-10 years of tailings capacity based on the current mill throughput rate. We chose dry stack tailings for its environmental, safety and economic advantages with the high solids content. This significantly improves safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition it requires less land which in turn results in a smaller environmental footprint.

Circuit 4 Improvements

Avino made various metallurgical improvements in Circuit 3 during 2019 which significantly improved gold and silver recovery through the use of a new piece of equipment. We will look to make the same improvements in Circuit 4 in 2021. The required equipment has been delivered to site, and we aim to have it operational during Q2 2021. In addition, a comprehensive automation package to modernize data collection and analysis is also planned and will be rolled out in phases with the first phase consisting of adding hardware to various areas in the mill.

February 16, 2021

Avino Silver & Gold Mines Ltd. – News Release

Avino Kicks Off 2021 Drill Program. A Busy Year Ahead

Capital Expenditures

It is expected that capital expenditures for 2021 will be between US$6 and $8 million, with additional capital to be allocated based on the success of Phase 1 of the drilling program.

Avino’s longevity demonstrates a commitment to maintaining our mission, vision and values. As we enter our 53rd year, we remain diligent in our efforts across our operations with respect to COVID-19 and are working together to keep our employees and communities healthy. We look forward to a positive and productive 2021 together with the potential of continued strengthening of the market and of commodity prices.

ADDITIONAL INFORMATION

Avino expects to release the 2020 year-end financial results in late February 2021 and will hold a conference call to discuss the results. Details of the call, including times and contact numbers, will be announced closer to the release date.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, who is a qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 13, 2021 prepared for the Company, and referenced to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property has the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

February 16, 2021

Avino Silver & Gold Mines Ltd. – News Release

Avino Kicks Off 2021 Drill Program. A Busy Year Ahead

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.